

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 26, 2006

Via U.S. Mail and Fax
Mr. Kevin M. Bisson
Chief Financial Officer
SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720

> RE: **Form 10-K for the year ended January 31, 2006**
> **Filed April 17, 2006**
> **File No. 0-21393**

Dear Mr. Bisson:

　　We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,
>
> /s/ Carlos Pacho
> for Larry Spirgel
> Assistant Director